EXHIBIT 99.1

Endeavour Silver Corp. Announces Full Exercise and Closing of Over-Allotment Option

VANCOUVER, British Columbia, April 16, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX: EDR, NYSE: EXK) is pleased to announce that, further to its prospectus offering of common shares of the Company (“Common Shares”) which closed on April 8, 2025 (the “Offering”), the Underwriters (as defined below) have exercised their over-allotment option (the “Over-Allotment Option”), in full, to purchase an additional 1,285,000 Common Shares at a price of US$3.88 per Common Share. Upon closing of the Over-Allotment Option, the Company received additional gross proceeds of US$4,985,800, resulting in total gross proceeds from the Offering of approximately US$50.0 million.

The Offering was led by BMO Capital Markets, as sole bookrunner, together with a syndicate of underwriters consisting of TD Securities Inc. and Raymond James Ltd (collectively, the “Underwriters”).

As previously announced, the Company plans to use the net proceeds of the Offering to fund part of the purchase price of the previously announced acquisition of all of the outstanding shares of Compañia Minera Kolpa S.A., and its main asset, the Huachocolpa Uno Mine (“Kolpa”), from subsidiaries of its shareholders Arias Resource Capital Management and Grupo Raffo, in exchange for total consideration of US$145 million (the “Transaction”). In the event the Transaction is not completed for any reason, the Company will have discretion with respect to the use of net proceeds from the Offering.

Closing of the Transaction remains subject to Toronto Stock Exchange and New York Stock Exchange regulatory approvals, as well as customary closing conditions, and is expected to occur within 60 days.

About Endeavour Silver Corp.
Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco State, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Allison Pettit, Director of Investor Relations Tel: (604) 640 4804
Email: apettit@edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the Company’s use of proceeds; and the Transaction, including the expected closing date, the Company’s receipt of required regulatory approvals and the satisfaction of closing conditions.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause actual events, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, the timing of, and ability to obtain, regulatory approvals; changes in production and costs guidance; the ongoing effects of inflation and supply chain issue on mine economics; ability to continue to comply with the terms of the project debt facility; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; timing and content of work programs; results of exploration activities and development of mineral properties; financial risks due to precious metal prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold; fluctuations in currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and US dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the prospectus supplement to which the Offering relates and in the Company’s most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the forecasted capacity and production estimates for Kolpa, and the reliability of mineral resource estimates, the continuation of exploration and mining operations, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that any forward-looking statements or information will be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.